#15

5/03

03012682

SECUR... EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED MAR - 3 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8- 40919

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING DECEMBER 23, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: BENGAR, INC.
NN. Benedetto Gartland & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK	NEW YORK	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
COLIN G. FLEMMING (212) 424-9719
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name*)

1177 AVENUE OF THE AMERICAS	NEW YORK	NEW YORK	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 17 2003

OATH OR AFFIRMATION

I, COLIN G. FLEMMING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BENGAR, INC., as of DECEMBER 31., 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL OPERATIONS PRINCIPAL

Title

JUDITH A. MICELI
Notary Public, State Of New York
No.01MI4860689
Qualified In New York County
Commission Expires May 27, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BenGar, Inc.

Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
BenGar, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BenGar, Inc. (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2003

BenGar, Inc.
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 100,016
Fees receivable	3,951,249
Total assets	$ 4,051,265
Liabilities and Stockholder's Equity	
Accounts payable and accrued expenses	$ -
Total liabilities	-
Commitments	
Stockholder's equity	
Common stock, $.01 par value, 200 shares authorized, 100 shares issued and outstanding	1
Additional paid-in-capital	4,040,140
Retained earnings	11,124
Total stockholders' equity	4,051,265
Total liabilities and stockholders' equity	$ 4,051,265

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

BenGar, Inc. (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a "broker/dealer" pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of The National Association of Securities Dealers, Inc. The principal business of the Company is to render investment banking services. The Company, which was formed as part of a reorganization of the Parent, is a wholly owned subsidiary of Benedetto Gartland & Company, Inc. (the "Parent"). The Company was incorporated on November 26, 2002 and commenced operations on December 23, 2002.

2. Significant Accounting Policies

The Company considers its short-term money market fund investments to be cash equivalents.

Fees receivable denominated in foreign currencies are translated at year-end rates of exchange.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Income Taxes

The Company is an "S" corporation for federal and state income tax purposes. Accordingly, the Company is not subject to federal and state income taxes as the net income of the Company flows through to its shareholder. The Company is, however, subject to income taxes in New York City. The results of the operations of the Company are included in the consolidated income tax returns filed by the Parent (the "Consolidated Tax Group"). The Company's tax provision, if any, is recorded on the basis of filing separate tax returns.

To the extent the Consolidated Tax Group earns net income, computed on a cash basis, for fiscal years ending December 31, 2001 through December 31, 2005, it will be subject to federal and state income taxes as a "C" corporation in the year such cash basis income is realized. For the year ending December 31, 2002, the Consolidated Tax Group realized a net loss for tax purposes, computed on a cash basis, and accordingly, was not subject to federal or state income taxes.

4. Stockholder's Equity

The Company has authorized 200 shares of common stock, $0.01 par value and has 100 shares issued and outstanding. On December 23, 2002 the Parent contributed receivables with a fair value of $3,896,469 and cash of $100,000 in exchange for 100 common shares of $0.01 par value for $1, $3,996,469 was credited to additional paid-in capital.

5. Related Party Transactions

Refer to stockholder's equity (Note 4).

6. Net Capital

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined. At December 31, 2002, the Company had net capital of $98,016 which exceeded the minimum net capital requirement of $5,000 by $93,016 and the Company's ratio of aggregate indebtedness to net capital was 0.0 to 1.

7. Concentration of Credit and Market Risk

The Company investment banking activities are conducted with counterparties which include private equity funds. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty. It is the Company's policy to review, as necessary the credit standing of each counterparty. Certain of the Company's receivables are denominated in Euro's, and as such, the company is exposed to fluctuations in the value of the Euro over time.

8. Subsequent Events

Effective February 27, 2003 the Company changed its name to Benedetto Gartland & Company Inc. and the Parent changed its name to Benedetto, Gartland Group, Inc.